Exhibit 99.15

U.S. Silver Announces 2012 Production Forecast, Coeur Mine Re-development Start and 2012 Exploration Program

TORONTO--(BUSINESS WIRE)--January 31, 2012--U.S. Silver Corporation (TSX:USA, OTCQX:USSIF, Frankfurt:QE2) (“U.S. Silver” or the “Company”) announces that the Board of Directors has approved the 2012 budget and operating plan.

Specifically, the Company announces that it forecasts 2012 production to be approximately 2.4 million ounces of silver with by-product production of lead to be approximately 6.5 million pounds and copper to be approximately 1.2 million pounds.

U.S. Silver is now proceeding with development work to support the re-opening of the Coeur Mine, located adjacent and connected underground to the Company’s operating Galena Mine, located in the prolific Silver Valley near Wallace, Idaho. First production from the Coeur Mine is targeted for the end of this year. Capital spending associated with this program in 2012 will total approximately $5 million. Total silver resources identified to date are approximately 6 million ounces of silver. Drilling in 2011 further defined the resource, allowing for the definition of optimal development and mine plans. It is expected that resources in the Coeur mine area will produce at the rate of up to 500,000 ounces per year once full production rates are achieved toward the end of 2013.

In addition, the Company has planned for approximately 100,000 feet of exploration drilling in 2012, compared to 77,000 feet in 2011 and 47,000 feet in 2010. This will be a combination of underground drilling and the continuation of U.S. Silver’s surface program that began in 2011. The Company will provide exploration results to the market as soon as they become available throughout the year.

Qualified Person

Information of a technical nature in this press release has been prepared and reviewed by Mr. Jeffrey A Moe, Interim Chief Geologist for U. S. Silver, who supervised the drilling and sampling programs. Mr. Moe is a “Qualified Person” within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

All silver assay results reported in this new release were analyzed using standard assay techniques by American Analytical Services located in Osburn, Idaho. Check assays are conducted by ACT Labs, located in Ontario, Canada. All samples are obtained and assays are reported under a formal quality assurance program.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex has exceeded 217 million ounces of silver production since 1953. U.S. Silver controls a land package now totaling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive Silver Valley holdings in the Coeur d'Alene Mining District.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Corporation assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Corporation. Additional information identifying risks and uncertainties is contained in filings by the Corporation with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
U.S. Silver Corporation
Heather Foster, IR Manager
208-556-1535 ext. 2